United States securities and exchange commission logo





                         June 8, 2020

       Nigel Glenday
       Chief Executive Officer
       Masterworks 014, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 014,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 21, 2020
                                                            File No. 024-11221

       Dear Mr. Glenday:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              You may contact Adam Phippen at (202) 551-3336 or Doug Jones at
(202) 551-3309 if
       you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Josh Goldstein, Esq.